Helus Pharma Appoints Dr. Suresh Durgam to Board of Directors

This news release constitutes a “designated news release” for the purpose of the Company’s prospectus supplement dated December 30, 2025, to its short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025.

NEW YORK & TORONTO – October 15, 2026 – Helus Pharma Inc. (Nasdaq: HELP) (Cboe CA: HELP) (the “Company” or “Helus Pharma”), a clinical-stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists (“NSAs”), today announced the appointment of Suresh Durgam, M.D., to its Board of Directors. Dr. Durgam previously served on the Company’s Scientific Advisory Board.

Dr. Durgam is a CNS drug-development executive with more than two decades of experience spanning clinical development, medical affairs, regulatory strategy and pharmacovigilance. Most recently, he served as Executive Vice President and Chief Medical Officer of Intra-Cellular Therapies, Inc. (“Intra-Cellular”), where he provided strategic oversight across global clinical development and operations, data science, regulatory affairs, drug safety and medical affairs. Intra-Cellular was acquired by Johnson & Johnson in April 2025.

He played a pivotal role in securing FDA approvals for CAPLYTA® (lumateperone) across multiple indications, including schizophrenia, bipolar depression, as both a monotherapy and adjunctive therapy, and adjunctive treatment of major depressive disorder. Earlier in his career, Dr. Durgam held senior clinical-development leadership roles at Allergan, Forest Laboratories and Solvay Pharmaceuticals, with responsibility for programs across major depressive disorder, bipolar disorder, schizophrenia and anxiety disorders. His development experience includes lumateperone, cariprazine, vilazodone, levomilnacipran and other CNS therapies. He has led or supported numerous interactions with regulatory authorities worldwide and authored or co-authored more than 50 peer-reviewed publications and over 200 abstracts and posters.

Dr. Durgam received his psychiatry residency training at Scott & White Memorial Hospital within the Texas A&M University System College of Medicine and earned his medical degree from Siddhartha Medical College in India. He is a member of the Scientific Committee of the International Society for CNS Clinical Trials and Methodology and received the 2026 International Society for CNS Drug Development Leadership Award.

“Suresh’s deep expertise in CNS clinical development, regulatory strategy and scientific leadership has already been valuable to us as a member of our Scientific Advisory Board, and we are delighted to welcome him to our Board,” said Michael Halstead, Chief Executive Officer of Helus Pharma. “As we execute against our upcoming clinical, regulatory and commercial milestones, his experience bringing CNS therapies through FDA approval will be invaluable as we advance our pipeline toward potential commercialization.”

“Helus Pharma is advancing a differentiated CNS pipeline with the potential to address significant unmet needs in mental health,” said Dr. Durgam. “I look forward to contributing to the Board’s oversight and strategy as Helus Pharma advances its programs through late-stage development.”

As a member of the Board of Directors, Dr. Durgam will contribute to corporate governance and long-term strategic oversight, helping ensure that patient outcomes, clinical rigor, and disciplined decision-making remain central to the Company’s growth strategy.

Dr. Durgam’s appointment to the Company’s Board of Directors is subject to approval of Cboe Canada.

About Helus Pharma

Helus Pharma Inc. is a clinical-stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs, synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

Helus Pharma is working to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus PharmaTM is a trademark of Helus Pharma Corp.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively,

“forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the anticipated contributions of Dr. Durgam to the Board of Directors; the approval of Dr. Durgam’s appointment by Cboe Canada; the Company’s execution against upcoming milestones, continued growth and potential commercialization of the Company’s programs; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

Any forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: regulatory requirements and approvals; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2026, and the Company’s annual information form for the year ended March 31, 2026, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Matthew Beck
astr partners
Managing Partner
(917) 415-1750
Matthew.beck@astrpartners.com

Paul Glavine
Chief Growth Officer
Helus Pharma
1-866-292-4601 x724
irteam@helus.com – or – media@helus.com

Media Contact:
Victoria Verdeja
RXMD
Public Relations Director
(212) 537-9495
vverdeja@rxmedyn.com